Disclaimer
The material that follows is a presentation of general background information about the Bank’s activities current at the date of the presentation, 14 February 2007. It is information given in summary form and does not purport to be complete. It is not intended to be relied upon as advice to investors or potential investors and does not take into account the investment objectives, financial situation or needs of any particular investor. These should be considered, with or without professional advice when deciding if an investment is appropriate.

Agenda
Ralph Norris, CEO -Results & Company Update
Questions and Answers

Overview
Good result driven by focus on profitable growth
All businesses performing well
Credit quality remains excellent
Significant progress on 4 strategic initiatives
Momentum in business -both strategic & earnings

Strong Financial Results Dec 06 vs Dec 06 Dec 05 Cash NPAT* 2,271 19%
Cash EPS* 174.7 17%
Return on Equity -Cash 22.3% 60bpts
Income 6,438 11%
Expense 3,144 6%
Fully Franked Dividend 107c 14%
* Excludes profit on sale of Hong Kong in December 05

All Brands Performing Strongly
Banking Funds Mgt Insurance

CEO Priorities & Measures Customer Service
Business Banking
Technology & Operational Excellence
Trust & Team Spirit
Superior operating and financial results
Australia’s finest financial services organisation

Customer Service improves Roy Morgan Research 90% 4000 leaders trained in Cohen (% of MFI Customers Satisfied) Brown sales and service methodology 80%
Increased investment in branch 70% network 60% Jun 05 Dec 05 Jun 06 Dec 06 400 new customer facing roles AC Neilsen (% of MFI Customers Satisfied) More competitive product 90% portfolio CBA 80% ANZ Retail customer complaints NAB down 47% over last 12 months WBC STG 70% Jun 05 Dec 05 Jun 06 Sep 06 Dec 06

Business Banking making good progress Business Finance Monitor: SME (% of MFI Customers Satisfied) Recruitment & training of new 100% in branch Business Bankers 90% commenced 80%
First new Business Banking 70% Centre opened (8 additional 60% planned by July 2007) 50% Jun 04 Dec 04 Jun 05 Dec 05 Jun 06 Dec 06 Replaced voicemail system with Business Finance Monitor: Corporate 24/7 telephone access to staff (% of MFI Customers Satisfied) 100%
90% Local Business Banking online CBA 80% ANZ internet channel and Commbiz NAB WBC 70% STG Simplification of application 60% processes 50% Jun 04 Dec 04 Jun 05 Dec 05 Jun 06 Dec 06

Local Business Banking website

Technology & Operational Excellence Implemented new shared IT Efficiency Ratio* (Rolling 2 month average since Jun 06) services approach to Enterprise IT 21% FY05 Average $64 million of annualised savings 20% locked in in first half 19% $23m reduction in consultant and contractor spend 18% Zero high severity system 17% outages during peak times 16% Good progress on strategic growth initiatives 15% 319 staff trained in CommWay, Jun 06 Jul 06 Aug 06 Sep 06 Oct 06 Nov 06Dec 06 taking total to 1,419 * Efficiency Ratio = Total IT Expense (excluding strategic initiative spend) / Total bank Op Expenses

Trust & Team Spirit improving LTIFR Improved internal staff 15 engagement scores 12.3 Improvements in key people 11.2 metrics 10.4 days 10 - LTIFR 9 - Staff turnover 8 7.6
Building pride through strong community engagement and 5 involvement of our people Sep 05 Dec 05 Mar 06 Jun 06 Sep 06 Dec 06

Asian growth continues
China 11% Jinan City Commercial Bank 19.9% Hangzhou City Commercial Bank Beijing and Shanghai — Representative offices China Life CMG — JV life insurance First State Cinda Fund Management Company Japan Branch Hong Kong Branch First State Investments Vietnam Representative office Singapore Branch First State Investments Indonesia PT Bank Commonwealth Astra CMG — JV life insurance First State Investments ANK acquisition (pending regulatory approvals)

Outlook Domestic economy expected to support double digit system credit growth
Earnings momentum maintained into second half
Strategic initiatives continuing to deliver
Financial market to remain competitive -committed to profitable growth
Outlook for earnings growth and credit quality remain positive
Given growth outlook and diversity of income streams confident of EPS growth which meets or exceeds average of peers

Media Presentation of 2007 Interim Profit Announcement For the Half Year ended 31 December 2006
14 February2007
Ralph Norris CHIEF EXECUTIVE OFFICER Commonwealth Bank of Australia ACN 132 123 124